February 6, 2007
VIA EDGAR AND FACSIMILE
Mr. Kevin L. Vaughn
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Xenonics Holdings, Inc. – Form 10-KSB for the Year Ended September 30, 2006 – File No. 1-32469
Dear Mr. Vaughn:
     Xenonics Holdings, Inc., a Nevada corporation (the “Company”), has reviewed the four comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that are set forth in your letter dated January 23, 2007. The Company has the following responses to the four numbered comments in your letter.
     1. In response to Staff Comment No. 1 regarding the $306,000 litigation gain in fiscal 2005 that resulted from the return to the Company of common stock, the Company notes that it issued 250,000 shares to a former officer, director, and consultant in exchange for lighting equipment. The shares were issued in December 1998 when the Company was not a reporting company. The dispute with this individual was for failure to perform, as the equipment was never turned over to the Company. On September 28, 2005, the Company reached a settlement in which 112,500 shares were returned to the Company. The closing price of the Company’s common stock on that day was $2.72 per share. The gain of $306,000 was calculated using the amount of shares returned multiplied by the closing stock price.
     2. The Company will revise its future Form 10-KSB and 10-QSB filings with the Commission in the manner requested by the Staff.
     3. The Company will revise its future Form 10-KSB and 10-QSB filings with the Commission in the manner requested by the Staff.
     4. The Company will revise the officer certifications contained in its future Form 10-KSB and 10-QSB filings with the Commission in the manner requested by the Staff.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
February 5, 2007

     As requested in your letter, the Company hereby acknowledges that:
     A. The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;
     B. Staff comments or changes by the Company in disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
     C. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding this letter, please call me at (760) 438-4004 or send a letter by facsimile to (760) 438-1184.

Very truly yours,

/s/ Donna G. Lee

Donna G. Lee
Chief Financial Officer
Xenonics Holdings, Inc.